Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 14 DATED NOVEMBER 21, 2013
TO THE PROSPECTUS DATED APRIL 15, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2013, as supplemented by Supplement No. 11, dated October 15, 2013, Supplement No. 12, dated November 13, 2013 and Supplement No. 13, dated November 15, 2013, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 14 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 14 is to disclose:

•	the status of our public offering;

•	our determination not to pursue a follow-on offering; and

•	our recent acquisition of Willow Crossing Apartments, a residential property located in Elk Grove Village, Illinois.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of November 15, 2013, we had received and accepted investors’ subscriptions for and issued 57,674,457 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $583,299,048. As of November 15, 2013, we had raised approximately $589,125,011 in gross offering proceeds in both our private and public offerings.
As of November 15, 2013, approximately 90,605,730 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until December 20, 2013 (as further described below).
Our Determination Not to Pursue a Follow-On Offering

On November 19, 2013, our board of directors, at the recommendation of Steadfast Income Advisor, LLC, our advisor, determined not to pursue a follow-on public offering of our common stock. We had previously filed a registration statement on Form S-11 (Registration Statement No. 333-188362) to register the offer and sale of up to $253,450,000 in shares of our common stock in the proposed follow-on offering. The registration statement for our follow-on offering has not been declared effective by the SEC and we have not commenced the follow-on offering. We will withdraw our registration statement relating to the follow-on offering as soon as practicable.
Under the rules promulgated by the SEC, our ongoing continuous public offering is scheduled to terminate on January 3, 2014. However, in connection with the decision to withdraw the registration statement for the follow-on offering, we intend to terminate our ongoing continuous public offering on December 20, 2013.

Our Recent Acquisition of Willow Crossing Apartments

On November 20, 2013, we acquired from a third-party seller a fee simple interest in a 579-unit multifamily residential community located in Elk Grove Village, Illinois, commonly known as Willow Crossing Apartments, or the Willow Crossing property, through SIR Willow Crossing, LLC, or SIR Willow Crossing, a wholly-owned subsidiary of our operating partnership. With the acquisition of the Willow Crossing property, we have invested over $1.36 billion in 58 properties in 11 states representing 14,460 units and 30,125 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, 22 properties in 2012, and have purchased an additional 28 properties in 2013.
SIR Willow Crossing acquired the Willow Crossing property for an aggregate purchase price of $58,000,000, excluding closing costs. SIR Willow Crossing financed the payment of the purchase price for the Willow Crossing property with a combination of: (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $43,500,000 from Berkadia Commercial Mortgage LLC, pursuant to the requirements of the Fannie Mae Delegated Underwriting and Servicing Program.
An acquisition fee of approximately $1,168,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Willow Crossing property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Willow Crossing property as of the closing of the acquisition was 6.34%.
The Willow Crossing property is a 579-unit residential community constructed from 1977 to 1981 and renovated from 2011 to 2013. The Willow Crossing property is comprised of 11 two- to six-story residential buildings, a clubhouse and office and two common pool/storage buildings on an approximately 27.5-acre site. The units at the Willow Crossing property consist of a mix of one, two, and three-bedroom units averaging 841 square feet per unit. Average in-place monthly rent at the Willow Crossing property was approximately $948 as of September 23, 2013. Unit amenities at the Willow Crossing property include walk-in closets, full appliance packages, disposals, icemakers and a porch/patio. Property amenities include a new clubhouse/leasing office, parking garages, two swimming pools, a dog park, common laundry centers, volleyball court, playground, business center, onsite storage, fitness center, a grill/picnic area and dog-friendly facilities. Occupancy at the Willow Crossing property was 98% as of September 23, 2013. We have engaged Steadfast Management Company, Inc. to serve as the property manager for the Willow Crossing property, and Pacific Coast Land & Construction, Inc. to provide construction management services with respect to capital improvements and renovations from time to time for the Willow Crossing property.